UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.2)

EQUAL ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29390Q109
(CUSIP Number)

Nawar Alsaadi
2203 – 788 Richards Street
Vancouver, British Columbia, Canada V6B 0C7
(604) 564-2406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Nawar Alsaadi

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 1,650,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,650,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,650,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.7%

(14)	Type of Reporting Person: IN

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Adam Arthur Goldstein

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 124,700

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 124,700

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 124,700

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 0.4%

(14)	Type of Reporting Person: IN

This statement is filed with respect to the common shares of Equal Energy Ltd. (the "Issuer"), beneficially owned by Nawar Alsaadi and Adam Arthur Goldstein (collectively, the “Investors”) as of March 19, 2013 and amends and supplements the Schedule 13D filed on December 14, 2012, as amended on February 1, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The Investors are the beneficial owners of 1,774,700 shares or approximately 5.0% of the Issuer’s common shares.  Mr. Alsaadi has the sole power to vote and sole power to dispose of 1,650,000 common shares of the Issuer.  Dr. Goldstein has the sole power to vote and sole power to dispose of 124,700 common shares of the Issuer.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented by the following:

On March 19, 2013, the Investors entered into an agreement with the Issuer, pursuant to which the Investors and Issuer settled the action recently filed in the United States District Court for the Southern District of New York styled Equal Energy Ltd v. Nawar Alsaadi, et al., 13 CV 0541 (DC) (the “Settlement Agreement”).  Without admitting or conceding liability or wrongdoing, the Investors sought to resolve such action in order to avoid the risk, delay, and cost of further litigation on such matters.

The Settlement Agreement was filed as an attachment to the Form 8-K filed by the Issuer on March 20, 2013 with the Securities and Exchange Commission (“SEC”), and is incorporated herein by reference.  Such agreement is publicly available on EDGAR at www.sec.gov.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented by the following:

On March 19, 2013, the Investors and Issuer entered into the Settlement Agreement.  A copy of the Settlement Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Letter to the Issuer from the Investors dated December 13, 2012 (previously filed)

Exhibit B – Joint Filing Agreement (previously filed)

Exhibit C – Settlement Agreement dated as of March 19, 2013 by and among the Investors and the Issuer.  The Settlement Agreement, which was publicly filed by the Issuer on March 20, 2013 with the SEC on a Form 8-K, is publicly available on EDGAR at www.sec.gov and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 20, 2013

Signature:	/s/ Nawar Alsaadi

Name/Title:	Nawar Alsaadi

Date:	March 20, 2013

Signature:	/s/ Adam Arthur Goldstein

Name/Title:	Adam Arthur Goldstein